                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

           Under the Securities Exchange Act of 1934 (Amendment No. 1)



                The American Materials & Technologies Corporation
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   027397 10 8
                                 (CUSIP Number)

                                  E.F. Jackman,
                  Vice President, General Counsel and Secretary
                              Cytec Industries Inc.
                           Five Garret Mountain Plaza
                             West Paterson, NJ 07424
                                 (973) 357-3100
                      (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                September 9, 1998
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box[ ]

CUSIP No. 027397 10 8

                  1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
                           Cytec Industries Inc.; IRS 22-3268660.

                  2) Check the Appropriate Box if a Member of a Group (See Instructions)
                           (a)[ ]
                           (b)[x]

                  3)       SEC Use Only

                  4)       Sources of Funds (See Instructions)
                           WC

                  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]


                  6)       Citizenship or Place of Organization
                           Delaware

Number of Shares                    7) Sole Voting Power
Beneficially Owned                             438,000
by Each Reporting                   8) Shared Voting Power
Person With
                                    9) Sole Dispositive Power
                                                438,000
                                    10) Shared Dispositive Power

                  11) Aggregate Amount Beneficially Owned by Each Reporting Person 438,000

                  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[x]


                  13)      Percent of Class Represented by Amount in Row (11)
                                            9.8%

                  14)      Type of Reporting Person (See Instructions)
                           CO

CUSIP No. 027397 10 8

                  1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)
                           CAM Acquisition Corp.

                  2) Check the Appropriate Box if a Member of a Group (See Instructions)
                           (a)[ ]
                           (b)[x]

                  3)       SEC Use Only

                  4)       Sources of Funds (See Instructions)
                           N.A.

                  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

                  6)       Citizenship or Place of Organization
                           Delaware

Number of Shares                    7) Sole Voting Power
Beneficially Owned                          0
by each Reporting                   8) Shared Voting Power
Person With                                 0
                                    9) Sole Dispositive Power
                                            0
                                    10) Shared Dispositive Power
                                            0

                  11) Aggregate Amount Beneficially Owned by Each Reporting Person 0

                  12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See instructions)[x]


                  13)      Percent of Class Represented by Amount in Row (11)
                           0.0%

                  14)      Type of Reporting Person (See Instructions)
                           CO

                  This Amendment No. 1 amends the Schedule 13D filed by Cytec Industries Inc. ("Cytec") and CAM Acquisition Corp. ("Merger Sub") dated September 8, 1998 (the "Schedule 13D") relating to The American Materials & Technologies Corporation.

                  Items 4 and 6 of the Schedule 13D are hereby amended to add the following disclosure.

                  From September 8, 1998 through September 9, 1998, Cytec purchased an additional 50,500 shares of AMT Common Stock, increasing Cytec's beneficial ownership of AMT Common Stock to approximately 9.8%. Cytec has sole power to vote or direct the vote and to dispose or direct the disposition of such shares, provided Cytec does not have the right to vote or direct the vote at the Special Meeting of shares of AMT Common Stock with respect to which it became a beneficial owner of record after August 31, 1998.

                  Schedule 2 to the Schedule 13D is hereby amended to disclose the additional purchases set forth below:


                                 STOCK PURCHASES


                                            No. of            Share
                Trade Date                  Shares            Price            Commission           Total
                 9/8/98                       1,000           $5.18750            $40,00           $5,230.50  *

                 9/8/98                      19,000           $5.25000            760.00          100,510.00

                 9/8/98                      12,500            5.37500            500.00           67,687.50

                 9/8/98                       4,000            5.40625            160.00           21,785.00

                 9/8/98                       1,500            5.43750             60.00            8,216.25

                 9/8/98                       1,000            5.46875             40.00            5,508.75

                 9/8/98                       2,500            5.50000            100.00           13,850.00

                 9/9/98                       4,500            5.50000            180.00           24,933.00  *

                 9/9/98                       4,000            5.56250            160.00           24,410.00

                 9/9/98                         500            5.53125             20.00            2,785.63


          *Includes $3.00 Service Charge

Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Schedule 13D.

Item 7.           Material to be Filed as  Exhibits

A. Agreement and Plan of Merger dated as of July 8, 1998 by and among Cytec, Merger Sub, and AMT and Amendment to the Agreement and Plan of Merger dated as of August 25, 1998 (incorporated by reference to exhibit 2.1 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

B. Stockholders Agreement dated as of July 8, 1998 by and among Cytec, Merger Sub, AMT, Paul W. Pendorf, Steven Georgiev, Robert V. Glaser and Buster C. Glosson (incorporated by reference to exhibit 2.2 to Cytec's Registration Statement on Form S-4, Registration Number 333-62287).

C. Description of the Stockholders Agreement and the Merger Agreement incorporated by reference from Cytec's Registration Statement on Form S-4, Registration Number 333-62287 (previously filed).


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      CYTEC INDUSTRIES INC.


Date:  September 10, 1998             By      /s/ J.P. Cronin
                                        --------------------------------------
                                                  J.P. Cronin
                                                  Executive Vice President and
                                                  Chief Financial Officer

                                       CAM ACQUISITION CORP.


                                      By      /s/ J.P. Cronin
                                        ---------------------------------------
                                                  J.P. Cronin
                                                  President and Chief Executive
                                                  Officer